EXHIBIT 99.17

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

September 18, 2013

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is September 28, 2013.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer reports that new assay results demonstrate continuity with the continued expansion of the Yellowjacket high-grade zone at the North Bullfrog Project, Nevada.

Item 5.	Full Description of Material Change

The Issuer reports  assay results from five core holes and two reverse circulation (RC) holes in the Yellowjacket Zone at the North Bullfrog Project, Nevada.  The new drill results demonstrate the continuity of broad, high-grade mineralization on a new western structural zone where veining is even more intensely developed.  These holes continue to highlight the potential of expanding the high-grade mineralization to the west and to the north and south, thereby potentially significantly enhancing and expanding the possible “starter pit” area of the deposit.

The high-grade intercepts in NB-13-353, 354 and 355, approximately 100 metres north of hole 347 (NR13-21, Sept. 5, 2013) and 350 metres north of hole 138 (NR12-20, July 24, 2012) show the significant continuity of veining and high-grade mineralization over broad widths on a new more NW-trending strand of the Yellowjacket fault system (Figure 1).  This zone is characterized by broad (50 to 100 metres wide) zones of stockwork veining around a central (5-20 metre wide), high-grade banded vein, a style that is similar to the mineralization previously mined by Barrick in the open pit and underground workings at the Bullfrog Mine, 10 kilometres to the south.  Mineralization consists of multistage epithermal quartz veins with native gold and silver sulphides.  Similar veining has been intercepted in 6 holes with pending assays, thus extending the system over 100 metres more to the north and remaining open to the north and at depth.  In addition, other broad zones of veining have been intersected in ongoing RC resource expansion drilling west of Yellowjacket, suggesting further high-grade potential within and below the current oxide deposit (planned to be followed up with core drilling later this fall).

In addition to the high-grade vein mineralization found in core drilling, RC hole NB-13-232 intercepted 248 metres averaging 0.4 g/t gold starting from 18 metres below the surface.  This includes four broad intervals averaging greater than 0.5 g/t gold, significantly expanding the resource growth potential to the north (Table 1).  RC hole NB-13-231, drilled south of 232 and off the Yellowjacket structural trend, encountered 100 metres @ 0.24 g/t gold, which is typical for the main Sierra Blanca deposit to the south and shows the continuity of mineralization into this area (which is not in the existing estimated resource).

Core hole NB-13-349 was drilled on the eastern side of the Yellowjacket Zone along the Liberator structure and continues to expand the higher grade northern extension of the potential bulk tonnage zone with 81 metres @ 0.4 g/t gold.  Hole NB-13-351, drilled to test the far northern extent of the Liberator structure, encountered typical disseminated, low-grade mineralization indicating continued potential to the north.  This hole also intersected one zone of higher-grade silver suggesting Yellowjacket style high-grade mineralization potential exists in this area.

Figure 1: Location of Yellowjacket drill holes. Red collars and traces indicate holes reported in this material change report. Blue indicates assays are pending. Black indicates previously released results.  For a more general location of Yellowjacket see Figure 2.

Table 1: Significant intercepts* from recent core holes at Yellowjacket.
Hole ID	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)	Comments
NB-13-231	62.5	163.1	100.6	0.24	1.31	Az: 360 Incl: 90
Including	89.9	147.8	57.9	0.29	1.36
NB-13-231	175.3	192.0	16.8	0.43	1.73
NB-13-232	18.3	266.7	248.4	0.37	1.83	Az: 360 Incl: 90
Including	93.0	152.4	59.4	0.50	2.07
Including	114.3	134.1	19.8	0.90	2.53
Including	214.9	259.1	44.2	0.67	3.53

Hole ID	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Silver (g/t)	Comments
Including	240.8	253.0	12.2	0.97	6.59
NB-13-349	93.0	173.7	80.8	0.40	0.89	Az: 270 Incl: -50
Including	137.2	173.7	36.6	0.54	1.00
NB-13-351	10.1	11.6	1.5	0.01	29.00	Az: 215 Incl: -50
	69.0	130.4	61.4	0.19	1.04
NB-13-353	98.3	142.6	44.2	2.28	**	Az: 108 Incl: -45
Including	115.7	133.6	18.0	5.28
Including	115.7	123.5	7.9	10.57
NB-13-354	112.8	149.0	36.2	3.52	**	Az: 108 Incl: -60
Including	114.7	145.7	31.0	4.04
Including	130.5	142.3	11.7	9.54
Including	131.7	134.3	2.6	27.60
NB-13-355	86.1	109.8	23.7	3.54	**	Az: 90 Incl: -45
Including	96.7	108.7	12.0	6.73
Including	96.7	102.1	5.4	13.14
*Intercepts are approximate true width and calculated with 0.1g/t cutoff and up to 3.0 metres of internal waste.
** Silver assays are pending

Figure 2: Generalized location of Yellowjacket in the North Bullfrog project area.
Significant mineralized faults are shown in dark red.

About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 70 km² in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corporation.  The property package is made up of a number of leased patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor.  The Issuer’s  independent consultants completed a robust positive Preliminary Economic Assessment on the existing resource in June 2013.

The project currently includes numerous prospective gold targets with four (Mayflower, Sierra Blanca, Jolly Jane and Connection) containing an estimated oxidized Indicated Resource of 36.7 Mt at an average grade of 0.26 g/t gold for 308,000 ounces of gold and an oxidized Inferred Resource of 220.4 Mt at 0.18 g/t gold for 1,289,000 ounces of gold (both at a 0.1 g/t gold cutoff), with appreciable silver credits.  Unoxidized Inferred mineral resources are 221.6 Mt at 0.19 g/t for 1,361,000 ounces of gold (at a 0.1 g/t gold cutoff).

Mineralization occurs in two primary forms: (1) broad stratabound bulk-tonnage gold zones such as the Sierra Blanca and Jolly Jane systems; and (2) moderately thick zones of high-grade gold and silver mineralization hosted by structural zones with breccias and quartz-sulphide vein stockworks such as the Mayflower and Yellowjacket targets.  The Issuer is actively pursuing both types of mineralization.

A video of the North Bullfrog project showing location, infrastructure access and 2010 winter drilling is available on the Issuer’s website at http://www.corvusgold.com/investors/video/.  For details with respect to the assumptions underlying the current resource estimate and preliminary economic analysis, see the technical report entitled “Technical Report and Preliminary Economic Assessment for the North Bullfrog Project, Bullfrog Mining District, Nye County, Nevada” dated June 4, 2013 and available under the Issuer’s profile at www.sedar.com.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information (other than the resource estimate) that form the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

Mr. Gary Giroux, M.Sc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 43-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Issuer under NI 43-101.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping. Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment.  All resource sample shipments are sealed and shipped to ALS Chemex in Reno, Nevada, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the potential for any additional high-grade mineralization to be discovered to the west and to the north and south, thereby potentially significantly enhancing and expanding the possible “starter pit” area of the deposit; the possible impact of additional high grade mineralization in a starter pit to affect the economics of the project; the discovery and delineation of mineral deposits/resources/reserves and any expansion thereof beyond the current estimate, the potential for there to be additional high-grade mineralization within and below the current oxide deposit; the potential for any mining or production at North Bullfrog, the potential for the existence or location of additional high-grade veins and/or mineralization, whether at Yellowjacket or elsewhere, the potential for the Issuer to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially and adversely from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report  have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on

Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Caution Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of any of the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

September 11, 2013